PE
1-30-02

02027952

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 29th April 2002

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

News Release

AMCOR

For Release : Thursday, February 14, 2002

AMCOR'S EARNINGS GROWTH CONTINUES

Amcor announces today that profit after tax for the half year to December 2001 was $147.1 million. This represents growth in earnings per share of 3.0% to 20.3 cents. The dividend remains constant at 14 cents franked to 50%.

Amcor's Managing Director, Russell Jones said: "The result for the six months to December was particularly pleasing given the severe economic downturn that some of our businesses encountered and the impact of a five week strike in the corrugated box business in Australia.

"Despite these difficulties, good performances from a number of the operations ensured that earnings growth was maintained.

"In particular there was strong earnings growth from our PET business in the Americas with the recently acquired CNC operations performing well.

"The Australian plastics and metals operations also had good earnings growth, with the flexible packaging and food can businesses continuing to benefit from substantial restructuring undertaken over the past few years.

"The management of Amcor Flexibles Europe has done an excellent job at integrating the three flexible packaging businesses and is making significant progress in attaining the synergy benefits we anticipated at the time of the merger. There has been close cooperation with the various local employee representative organisations to initiate a major restructuring program that involves closing factories and relocating equipment.

"Although economic conditions remain uncertain, I am confident that our businesses are all well positioned in their respective markets and that Amcor will again deliver earnings growth this year.

"As the packaging industry continues to consolidate, Amcor will retain a leading position in this process, targeting its selected market segments.

"Our experience over the past 12 months with the acquisition of CNC Containers in the US and the three-way flexibles merger in Europe, gives us confidence that our participation in the consolidation process will add value for our shareholders."

ENDS

For further information contact:

Russell Jones
Managing Director
Amcor Limited
Ph: 61 3 9226 9001

John Murray
Executive GM Corporate Affairs
Amcor Limited
Ph: 61 3 9226 9005

AMCOR

For Release: February 15, 2001

RESULTS FOR SIX MONTHS ENDED DECEMBER 2000

A good first half performance driven by continuing improvements across most business units.

Amcor's repositioning as a leading global packaging company is delivering shareholder value with returns continuing to be above the cost of capital.

A$m	July/Dec[1] 1999	July/Dec 2000
Net sales	2,336.0	2,739.1
Change (%)		+17.3
PBIT	220.3	246.2
Change (%)		+11.8
Profit before tax	174.8	184.1
Change (%)		+5.3
Profit after tax	115.8	123.0
Change (%)		+6.2
Basic EPS	18.2	19.7
Change (%)		+8.2
Cash flow	225.3	230.8
Change (%)	.	+2.4

Key Ratios	Dec[1] 1999	Dec 2000
PBIT/Ave Funds Emp (%)	14.5	13.8
Return on Ave Equity (%)	12.4	13.4
Net Debt/(Net Debt + Equity)(%)	28	34
Net interest cover(x)	4.8	4.0
NTA per share ($)	2.46	2.52

2000/2001 FIRST HALF SALES BREAKDOWN



Tobacco 10%
Industrial 28%
Consumer Goods 9%
Food & Beverage 53%



Aust & NZ 42%
The Americas 35%
Asia 6%
Europe 17%

HIGHLIGHTS [1]

- Earnings per share up 8.2%.
- Profit before interest and tax up 11.8%.
- Returns for Amcor remain above its weighted average cost of capital which was 7.9% for the six months.
  - NOPAT/Shareholder Equity 9.0%
  - PBIT/Average Funds Employed 13.8%
- Strong earnings growth highlights the benefits of geographic spread and the defensive nature of the business.
- Strong improvements in the two piece food can and flexible plastic packaging operations in Australia.
- 24% earnings growth from Asian operations.
- Continuing good performance and earnings growth from Amcor Sunclipse.
- Successful integration of the recent acquisitions of Injepet in Brazil, Poly Laupen in Switzerland and Zhongshan Flexibles in China.
- Excellent start-up of the greenfield plants in Russia and Poland which are already operating on a three shift basis.
- Dividend 14 cents and the reintroduction of a Dividend Reinvestment Plan (DRP) with a 2.5% discount.

FIRST HALF EARNINGS PER SHARE [1]



Cents
20
15
10
5
0
18.2
19.7
1999
2000

[1] Results for the half year July to December 1999 and balance sheet December 1999 are proforma.

Further enquires

Russell Jones
Managing Director
Amcor Limited
Phone: 61 3 9226 9001

Louis Lachal
Chief Financial Officer
Amcor Limited
Phone: 61 3 9226 9003

John Murray
Executive GM Corporate Affairs
Amcor Limited
Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050
www.amcor.com.au

AMCOR

Consolidated Statement of Profit

A$m	July/Dec 1999	July/Dec 2000
Net sales	2,336.0	**2,739.1**
Profit from trading	320.6	**360.2**
- Dep'n & amort.	(100.3)	**(114.0)**
Profit before interest & tax	220.3	**246.2**
- Net interest	(45.5)	**(62.1)**
Profit before tax	174.8	**184.1**
- Income tax	(54.7)	**(60.8)**
- Minority interests	(4.3)	**(0.3)**
Profit after tax	115.8	**123.0**

Consolidated Cash Flow Statement

A$m	July/Dec 1999	July/Dec 2000
Profit after tax	115.8	**123.0**
- Dep'n & amort.	100.3	**114.0**
- Change in tax & other provisions	6.0	**3.6**
- Income from associates	(2.6)	**(0.9)**
- Other	5.8	**(8.9)**
Cash Flow from Operations	225.3	**230.8**
Net Capital Expenditure	133.8	**164.4**
Increase in Working Capital	127.9	**121.1**

Consolidated Balance Sheet

A$m	Dec 1999	Dec 2000
Current Assets	1,692	**1,810**
Property, Plant & Equipment	2,233	**2,581**
Intangibles	391	**437**
Investments & Other Assets	274	**351**
Total Assets	4,590	**5,179**
Short-term debt	-	**169**
Long-term debt	1,215	**1,241**
Creditors & Provisions	1,107	**1,382**
Convertible Notes	426	**426**
Shareholder's Equity	1,842	**1,961**
Total Liabilities & Shareholders' Equity	4,590	**5,179**

Interim Dividend

Directors have declared an interim dividend of 14 cents per share, 50% franked at 34 cents in the dollar. This compares to a dividend of 19 cents for the same period last year. The lower dividend is due to the demerger of Amcor in April 2000 and the creation of the separately listed PaperlinX Limited. Directors have decided to reintroduce the Dividend Reinvestment Plan (DRP) with a discount of 2.5%. This discount will be calculated on the weighted average price for the four days March 12 to 15, 2001 inclusive, and notification is currently being sent to shareholders. The record date is March 15, 2001 and the interim dividend will be mailed to shareholders on April 4, 2001.

Proforma Financials

Effective April 12, 2000 Amcor demerged the paper operations which became a separately listed company on the Australian Stock Exchange under the name of PaperlinX Limited.

The proforma historical financial information for the six months to December 1999 excludes the activities carried out by PaperlinX Limited and has been prepared as if the demerger occurred on July 1, 1999.

Accounting Principles

The condensed financial statements are based on the accounts of individual controlled entities at December 31, which have been drawn up according to accounting principles consistent with those adopted by Amcor in its consolidated financial statements for the year ended June 2000.

There are no abnormal items reported for the six months to December 2000. The proforma July/December 1999 operating profit after tax of $115.8 million excludes the net abnormal gain of $46.4 million (mainly attributable to the restatement of deferred tax balances to new income tax rates).

Subsequent Event

On January 15, 2001 Amcor announced the $370 million acquisition of CNC Containers Corporation (CNC), a US-based PET beverage container producer. CNC has sales of around US$170 million and four manufacturing locations on the US west coast, as well as a plant in Peru.

Segmental Analysis

	July/Dec 1999			July/Dec 2000		
	Sales ($m)	PBIT ($m)	ROAFE (%)	Sales ($m)	PBIT ($m)	ROAFE (%)
Amcor Australasia						
- Metals & plastic packaging	519.3	40.2	12.5	538.2	49.3	15.7
- Fibre packaging	621.4	76.4	14.8	633.7	72.6	12.3
Amcor North America	703.3	52.3	17.1	967.0	65.0	14.4
Amcor Europe	400.1	29.0	17.0	458.1	23.8	10.1
Amcor Asia	120.2	16.7	13.0	160.1	20.7	14.7
Divisional Total	2,364.3	214.6		2,757.1	231.4	
Investments / Other	-	5.7		6.5	14.8	
Inter-segment sales	(28.3)			(24.5)		
TOTAL	2,336.0	220.3	14.5	2,739.1	246.2	13.8

Note: Results for the half year July to December 1999 and balance sheet December 1999 are proforma.

Strong increase in earnings with the benefits of significant restructuring emerging.

Metals & Plastic Packaging		
A$m	Jul/Dec 1999	**Jul/Dec 2000**
Net sales	519.3	**538.2**
Change (%)		+3.7
PBIT	40.2	**49.3**
Change (%)		+22.6
Operating margin (%)	7.8	**9.2**
Average funds employed ($m)	643	**627**
PBIT/AFE (%)	12.5	**15.7**

Note: This division includes all the operations that were previously in the business unit Amcor Containers Packaging Australasia.

Amcor's metal & plastic packaging group in Australia and New Zealand had a strong first half with PBIT increasing 22.6% from $40.2 million to $49.3 million. Returns on average funds employed increased from 12.5% to 15.7%.

This significant increase in earnings was due to improvements in the metals, flexibles and PET/closures divisions as these businesses continue to reduce costs and improve operating efficiencies.

The beverage can business experienced a strong first half with volumes up 6%. Volumes remain strong across all product categories and have been enhanced by the introduction of the new slim line can which was successfully launched for the energy drink market and saw volumes grow significantly off a low base over the past 12 months. The beverage can business is well positioned for the future with industry low operating costs and contracts extended with all major customers to 2005 and beyond.

The food can business continues to improve profitability. The planned restructuring is now complete although Heinz's announcement in September of their intention to relocate their food operations from Dandenong in Melbourne to Hastings in New Zealand will result in some further minor restructuring at our Dandenong site and an upgrading of our Hastings plant in New Zealand. A number of major contracts have been secured until 2004 and beyond and price increases continue to be implemented in the market. Operating efficiencies continue to improve and further profit improvements are expected.

The aerosol can business had a solid half with volumes up 5%. Recent capital expenditure has improved the operating efficiencies and reduced costs.

The flexible plastic packaging business had a very good first half in the difficult environment of rising raw material prices. The restructuring of the operations is complete resulting in both a lower cost base and improved operating efficiencies. Significant business was secured with our major customers and resin price increases were successfully passed through to customers in the second quarter. Returns for this business have improved and we expect this trend to continue.

The PET and closures business had a much-improved first half with volumes and profits up.

Earnings impacted by economic conditions, especially in NSW post the Olympics.

Fibre Packaging		
A$m	Jul/Dec 1999	Jul/Dec 2000
Net sales	621.4	633.7
Change (%)		+2.1
PBIT	76.4	72.6
Change (%)		-5.0
Operating margin (%)	12.3	11.4
Average funds employed ($m)	1,032	1,181
PBIT/AFE (%)	14.8	12.3

Note: *This division includes all the operations that were previously in the business unit Amcor Fibre Packaging Australasia.*

Amcor's corrugated box and packaging paper business in Australia and New Zealand had a difficult first half with PBIT down 5% from $76.4 million to $72.6 million. Returns on average funds employed fell from 14.8% to 12.3%.

Australian corrugated volumes were down 2%, impacted by a slowing economy in the second quarter, especially in NSW. The start-up of two new corrugators in Sydney and Melbourne impacted operating efficiencies and depressed returns. These machines are now running well and the benefits from improved performance will emerge in the second half.

In the corrugated box market, price rises are required to recover cost increases and restore profitability to an acceptable level and it is expected that prices will firm through the balance of the year.

The New Zealand box operations continue to improve profitability. Volumes were up 7% and significant price increases were achieved. The business has undergone major cost reduction programs that are now positively impacting the result. The strong relationship with the New Zealand Dairy Board continues to develop and present new opportunities for growth.

The paper recycling mills continue to perform well. The Botany Mill is benefiting from the successful implementation of productivity improvement programs. The Fairfield Mill achieved increased volumes and profit which continues the recent strong trend of profit improvement.

The folding carton business had a solid half. The Petrie Mill continues to improve with volumes up 6%. The conversion business was adversely impacted by BAT's decision to move production in-house. This volume loss was partially compensated by growing demand in the beverage market for beer baskets and multipack containers.

AMCOR

NORTH AMERICA

Solid performance adversely impacted by rising raw material prices and poor weather conditions.

A$m	Jul/Dec 1999	Jul/Dec 2000
Net sales	703.3	967.0
Change (%)		+37.5
Change due to		
Volume & price ($m)		128.5
Currency translation ($m)		135.2
PBIT	52.3	65.0
Change (%)		+24.3
Change due to		
Business performance ($m)		3.6
Currency translation ($m)		9.1
Operating margin (%)	7.4	6.7
Average funds employed ($m)	611	901
PBIT/AFE (%)	17.1	14.4

Exchange Rates		
Profit & Loss statement	Jul/Dec 1999	Jul/Dec 2000
A$ / US$	0.65	0.55
A$ / Can$	0.95	0.82
Balance Sheet	Dec 99	Dec 00
A$ / US$	0.65	0.56
A$ / Can$	0.93	0.84

The combined PBIT of Amcor's two packaging businesses in North America – Amcor Twinpak, based in Canada and Amcor Sunclipse, based in California increased 24% from $52 million to $65 million. Return on average funds employed for North America decreased from 17.1% to 14.4%.

Amcor Twinpak experienced a difficult first half. The PET business in Canada experienced a fall in PBIT due to unusually cold and wet summer conditions in North America. Volumes for the period were higher than past year, but considerably lower than budgeted levels giving reduced operating efficiencies and higher costs.

The Brazilian PET operations also experienced a difficult first half from aggressive pricing combined with rising raw material costs. Significant price increases were implemented towards the end of the year and operating efficiencies have improved.

The flexible packaging operation in the USA was impacted by an unfavourable product mix change and the difficulty in passing on rises in raw material prices. This business is expected to improve after gaining new orders in the fresh-cut salad market.

The rigid plastic and plastic tube businesses had a strong first half with recent capacity expansions to grow our position in these markets generating improved earnings.

Amcor Sunclipse achieved another strong result for the first half. The distribution operations increased sales and profit. Considerable effort has gone into expanding the operations outside California. These new businesses are exhibiting strong growth and improved profitability. The operations within California also had a strong first half.

The box plants benefited from equipment upgrades and improved manufacturing efficiencies.

The corrugators performed well, despite the competitive impact of new capacity being added to the Southern Californian marketplace.

AMCOR

EUROPE

Results in line with expectations in difficult market conditions. Comparisons with past year impacted by strong Y2K related demand.

A$m	Jul/Dec 1999	Jul/Dec 2000
Net sales ($m)	400.1	**458.1**
Change (%)		+14.5
Change due to:		
Volume & price ($m)		58.5
Currency translation ($m)		(0.5)
PBIT	29.0	**23.8**
Change (%)		-17.9
Change due to:		
Business performance ($m)		(5.1)
Currency translation ($m)		(0.1)
Operating margin (%)	7.2	**5.2**
Average funds employed ($m)	340	**470**
PBIT/AFE (%)	17.0	**10.1**

Exchange Rates		
Profit & Loss statement	Jul/Dec 1999	**Jul/Dec 2000**
A$ / Euro	0.62	0.62
Balance Sheet	Dec 99	**Dec 00**
A$ / Euro	0.64	0.60

Amcor Europe's PBIT was $23.8 million, down 18% on last year but in line with expectations. Return on funds employed decreased from 17.0% to 10.1%. The reduction in earnings is due to the very strong first half last year as some customers built stock for Y2K, as well as a difficult operating environment in flexible plastic packaging with rising raw material prices impacting margins.

Amcor Flexibles Europe (AFE) performed well in these circumstances. Sales growth of 5% exceeded the industry average in Europe. Margins came under pressure as raw material prices escalated with a time lag experienced in passing the increases onto customers.

AFE continues to develop its acknowledged strengths in quality, technical innovation and customer service. Sales of new products, such as Twistall and FoldAll, are increasing strongly. The plants in Spain, Belgium and Germany are all achieving good performances. Progress is also being made in our new factory in Poland and plans to relocate and expand our Spanish operations are proceeding on plan for the scheduled completion in May 2001.

Amcor Rentsch had a solid six months, achieving results, which were in line with expectations. Sales grew 21% benefiting from acquisitions and greenfield start-ups. The company continued to consolidate its positions in both the tobacco market and the high added value sector of the folding cartons market. Profit performance did not match the same period last year, which benefited from significant contingency purchases ahead of the Y2K transition.

Amcor Rentsch's expansion is being achieved through acquisitions and investment in greenfield developments. The Integration of recent acquisitions in Dublin (Ireland) and Poly Laupen in Switzerland has been excellent. The second phase of the development of our new plant in Russia is likely to be accelerated in light of the success achieved since production started up in July 2000. Strong Russian market demand has been one factor in the high levels of capacity utilisation at most Amcor Rentsch factories during the period.

AMCOR

ASIA

Excellent first half driven by improvement in the corrugated box business.

A$m	Jul/Dec 1999	Jul/Dec 2000
Net sales	120.2	**160.1**
Change (%)		+33.2
Change due to		
Volume & price ($m)		21.6
Currency translation ($m)		18.3
PBIT	16.7	**20.7**
Change (%)		+24.0
Change due to		
Business performance ($m)		1.6
Currency translation ($m)		2.4
Operating margin (%)	13.9	**12.9**
Ave. funds employed ($m)	257	**281**
PBIT/AFE (%)	13.0	**14.7**

Exchange Rates		
Profit & Loss statement	Jul/Dec 1999	Jul/Dec 2000
A$ / Sing$	1.08	0.95
Balance Sheet	Dec 99	**Dec 00**
A$ / Sing$	1.07	0.96

Amcor Asia, which operates 16 plants in five countries, had an excellent first half. PBIT was up 24% and returns on average funds employed was up from 13.0% to 14.7%.

The returns for this business continue to improve, creating a very strong platform from which to grow. These improvements have occurred during a time of significant economic uncertainty and although the situation is improving, the recovery in Asia remains patchy.

The corrugated business, which operates six plants in four countries, continued to improve costs and enhance the volume mix to higher value added products.

The corrugated box operations in Malaysia continue to benefit from the improvement in the new plant at Selangor and our business in Indonesia had a strong first half under very difficult circumstances.

The tobacco business had a steady first half. Results were impacted by the closure of a key customer's operation in Singapore and by some price erosion in China. Offsetting this was the ability to grow volume with new customers in the region.

The flexibles business in China had a solid first half with increased sales and profit. The newly acquired flexible packaging operation in Zhongshan, China is generating modest profits and winning new business with key customers.

.cellent first half result with strong volume increases and improved margins.

Kimberly-Clark Australia		
A$m	Jul/Dec 1999	Jul/Dec 2001
Sales	401	**451**
Change (%)		+12.5
Profit after tax	34.6	**45.0**
Change (%)		+30.1

Note: Figures in the table represent 100% of revenue and profit after tax for Kimberly-Clark Australia. Amcor includes 50% of profit after tax in its reported earnings.

Kimberly-Clark Australia – 50% owned by Amcor

Kimberly-Clark Australia (KCA) increased sales by 12% to $451 million due to increased volumes in all businesses and the implementation of price increases, which have offset part of the additional costs associated with a lower Australian dollar.

Earnings before interest and tax increased by 23%, reflecting the higher volumes and the gains achieved through ongoing cost reduction and productivity improvement programs.

KCA's focus continues to be directed towards its key products and brands in its Consumer, Away From Home, and Health Care businesses in Australia, New Zealand, and the Pacific Islands.

Attachment to Appendix 4B (rule 4.13(a)) – Half yearly report

Reports for industry and geographic segments

The following table summarises the profits, sales and assets of the Amcor group by industry and geographic segments for the six months to December 31, 2000 compared with results for the corresponding period last year:

		OPERATING PROFIT BEFORE INCOME TAX		SALES REVENUE		TOTAL ASSETS	
		2000	1999	2000	1999	2000	1999
		$m	$m	$m	$m	$m	$m
INDUSTRY SEGMENTS							
Packaging							
Amcor Australasia							
- Metals & plastic packaging	(1)	49.3	40.2	538.2	519.3	935.9	914.9
- Fibre packaging	(1)	72.6	76.4	633.7	621.4	1,540.4	1,423.0
Amcor North America	(1)	65.0	52.3	967.0	703.3	1,204.2	842.9
Amcor Europe	(1)	23.8	29.0	458.1	400.1	796.8	618.7
Amcor Asia	(1)	20.7	16.7	160.1	120.2	424.5	368.8
Total Packaging	(1)	231.4	214.6	2,757.1	2,364.3	4,901.8	4,168.3
Demerged Paper Operations	(1)	-	81.6	-	778.2	-	1,799.9
Investments/Other	(1)	14.8	10.9	6.5	-	276.7	552.9
Profit before interest & income tax		246.2	307.1				
Net Interest		(62.1)	(63.4)				
Profit before income tax		184.1	243.7				
Abnormal items		-	(1.9)				
Inter-segment sales				(24.5)	(159.8)		
		184.1	241.8	2,739.1	2,982.7	5,178.5	6,521.1
GEOGRAPHIC SEGMENTS							
Australia & New Zealand	(1)	139.8	209.0	1,153.9	1,721.0	2,715.4	4,626.1
North/Latin America	(1)	62.4	51.4	967.0	733.0	1,219.6	870.0
Europe	(1)	23.7	29.4	458.1	408.2	796.8	625.7
Asia	(1)	20.3	17.3	160.1	120.5	446.7	399.3
Profit before interest & income tax		246.2	307.1				
Net interest		(62.1)	(63.4)				
Profit before income tax		184.1	243.7				
Abnormal Items		-	(1.9)				
		184.1	241.8	2,739.1	2,982.7	5,178.5	6,521.1

(1) Profit before interest and tax

Appendix 4B (rule 4.13(a))

Half yearly report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMCOR LIMITED

ACN, ARBN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
000 017 372	✓		31 DECEMBER 2000

Equity accounted results for announcement to the market

Actual July/December 2000 results compared with proforma financials* for July/December 1999 excluding abnormals and discontinued paper operations

A$ million

Sales (or equivalent operating) revenue *(item 1.1)*	up	17.3%	to	2,739.1
+Operating profit before interest and tax	up	11.8%	to	246.2
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	up	7.1%	to	142.5
+Operating profit (loss) after tax and extraordinary items attributable to members *(item 1.10 and item 1.16)*	up	6.2%	to	123.0
Basic earnings per share *(item 10.1(a))*	up	8.2%	to	19.7 cents
Return on average shareholders' equity	up from	12.4%	to	13.4%

*

Effective April 12, 2000 Amcor demerged the paper operations which became a separately listed company on the Australian Stock Exchange under the name of PaperlinX Limited.

The proforma financial information for the six months to December 1999 excludes the activities carried out by PaperlinX and has been prepared as if the demerger occurred on July 1, 1999.

Actual July/December 2000 results compared with financials as reported for July/December 1999

$A million

Sales (or equivalent operating) revenue *(item 1.1)*	down	8.2%	to	2,739.1
Abnormal items after tax attributable to members *(item 2.5)*	gain (loss) of			Nil
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	down	37.5%	to	142.5
+Operating profit (loss) after tax attributable to members *(item 1.10)*	down	41.6%	to	123.0
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss)of			Nil
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	down	41.6%	to	123.0

Dividends (distributions)	Amount per security	Franked amount per security at 34% tax
Interim dividend *(Half yearly report only - item 15.6)*	14.0¢	7.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	19.0¢	(36% tax) 3.8¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 15 March 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

13

Consolidated profit and loss account

		Current period - $A million	Previous corresponding period - $A million
1.1	Sales (or equivalent operating) revenue	2,739.1	2,982.7
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	22.4	23.0
1.3	Other revenue	41.2	33.1
1.4	**+Operating profit (loss) before abnormal items and tax**	**184.1**	**243.7**
1.5	Abnormal items before tax (detail in item 2.4)	-	(1.9)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	184.1	241.8
1.7	Less tax	(60.8)	(27.1)
1.8	+Operating profit (loss) after tax but before outside +equity interests	123.3	214.7
1.9	Less outside +equity interests	(0.3)	(4.2)
1.10	**+Operating profit (loss) after tax attributable to members**	**123.0**	**210.5**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**123.3**	**214.7**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	(0.3)	(4.2)
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	123.0	210.5
1.17	Retained profits (accumulated losses) at beginning of financial period	513.1	412.9
1.18	Adjustment to opening retained profits on application of AASB 1037 (Self-Generating and Regenerating Assets) on plantations	-	(26.4)
1.19	Aggregate of amounts transferred from reserves	-	55.8
1.20	Total available for appropriation *(carried forward)*	636.1	652.8

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	636.1	652.8
1.21	Dividends provided for or paid	(87.4)	(119.9)
1.22	Aggregate of amounts transferred to reserves	-	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**548.7**	**532.9**

Profit restated to exclude amortisation of goodwill

		Current period $A million	Previous corresponding period $A million
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	142.8	232.3
1.25	Less (plus) outside +equity interests	(0.3)	(4.2)
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	142.5	228.1

Intangible, abnormal and extraordinary items

		Consolidated – current period			
		Before tax $A million	Related tax $A million	Related outside +equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill	19.5	-	-	19.5
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**19.5**	**-**	**-**	**19.5**
2.4	Abnormal items	-	-	-	-
2.5	**Total abnormal items**	-	-	-	-
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)		
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year		

Consolidated balance sheet

(See note 5)

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	154.3	197.5	315.1
4.2	Receivables	912.5	866.6	1,018.4
4.3	Investments	-	-	-
4.4	Inventories	742.9	684.9	899.5
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**1,809.7**	**1,749.0**	**2,233.0**
	Non-current assets			
4.7	Receivables	29.0	25.2	33.2
4.8	Investments in associates	173.5	171.9	281.5
4.9	Other investments	10.2	9.0	5.7
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (*mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	2,581.3	2,440.7	3,435.3
4.14	Intangibles (net)	437.2	428.4	401.9
4.15	Other (provide details if material)	137.6	131.5	130.5
4.16	**Total non-current assets**	**3,368.8**	**3,206.7**	**4,288.1**
4.17	**Total assets**	**5,178.5**	**4,955.7**	**6,521.1**
	Current liabilities			
4.18	Accounts payable	770.4	828.4	735.1
4.19	Borrowings	168.5	229.4	444.0
4.20	Provisions	296.7	328.5	342.3
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**1,235.6**	**1,386.3**	**1,521.4**
	Non-current liabilities			
4.23	Accounts payable	2.3	4.3	1.9
4.24	Borrowings	1,240.9	989.6	1,462.5
4.25	Provisions	312.4	292.3	460.0
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**1,555.6**	**1,286.2**	**1,924.4**
4.28	**Undated Subordinated Convertible Securities**	**426.2**	**426.2**	**426.2**
4.29	**Total liabilities**	**3,217.4**	**3,098.7**	**3,872.0**
4.30	**Net assets**	**1,961.1**	**1,857.0**	**2,649.1**

Consolidated balance sheet continued

	Equity			
4.31	Capital	971.4	971.9	1,796.4
4.32	Reserves	357.2	288.1	274.0
4.33	Retained profits (accumulated losses)	548.7	513.1	532.9
4.34	Equity attributable to members of the parent entity	1,877.3	1,773.1	2,603.3
4.35	Outside *equity interests in controlled entities	83.8	83.9	45.8
4.36	**Total equity**	**1,961.1**	**1,857.0**	**2,649.1**
4.37	Preference capital included as part of 4.33	**NIL**	**NIL**	**NIL**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to development properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	NOT APPLICABLE	NOT APPLICABLE

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)	NOT APPLICABLE	NOT APPLICABLE

Consolidated statement of cash flows

(See note 6)

		Current period $A million	Previous corresponding period - $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	2,827.6	2,869.1
7.2	Payments to suppliers and employees	(2,618.9)	(2,575.2)
7.3	Dividends received from associates	21.5	21.7
7.4	Other dividends received	2.6	-
7.5	Interest and other items of similar nature received	5.4	4.0
7.6	Interest and other costs of finance paid	(86.7)	(67.5)
7.7	Income taxes paid	(61.8)	(72.0)
7.8	Other (provide details if material)	20.0	15.4
7.9	**Net operating cash flows**	109.7	195.5
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(146.4)	(161.2)
7.11	Proceeds from sale of property, plant and equipment	3.0	12.3
7.12	Payment for purchases of equity investments, controlled entities and businesses	(30.8)	(14.0)
7.13	Proceeds from sale of equity investments, controlled entities and businesses	9.8	1.4
7.14	Loans to other entities	-	(10.9)
7.15	Loans repaid by other entities	1.9	8.1
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	(162.5)	(164.3)
	Cash flows related to financing activities		
7.18 (i)	Proceeds from issues of +securities (shares, options, etc.)	0.4	4.8
7.18 (ii)	Payments for share buybacks	(6.7)	(77.7)
7.19	Proceeds from borrowings	220.6	534.5
7.20	Repayment of borrowings	(89.1)	(238.2)
7.21	Dividends paid	(117.6)	(126.7)
7.22	Other (provide details if material)	2.2	(3.4)
7.23	**Net financing cash flows**	9.8	93.3
7.24	**Net increase (decrease) in cash held**	**(43.0)**	**124.5**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	210.9	198.2
7.26	Exchange rate adjustments to item 7.25	(4.7)	(14.7)
7.27	Cash at end of period *(see Reconciliation of cash)*	163.2	308.0

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous corresponding period - $A million
8.1	Cash on hand and at bank	113.9	183.7
8.2	Deposits at call	40.4	131.4
8.3	Bank overdraft	(19.0)	(40.7)
8.4	Short-term deposits	27.9	33.6
8.5	**Total cash at end of period** (item 7.26)	**163.2**	**308.0**

Ratios

		Current period	Previous corresponding Period
9.1	**Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	6.7%	8.2%
9.2	**Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.34)	6.6%	8.1%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS		
	• Before abnormal items	19.7¢	25.8¢
	• After abnormal items	19.7¢	33.1¢
	(b) Diluted EPS		
	• Before abnormal items	19.5¢	25.2¢
	• After abnormal items	19.5¢	31.9¢
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	624.0 million	636.8 million

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$2.52	$3.68

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.4	5.2	4.0
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	67.3	67.4
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	1.2	1.3
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)		-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	94.5	107.3

Control gained over entities having material effect

(See note 8)

13.1	Name of entity (or group of entities)	NOT APPLICABLE
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ N/A
13.3	Date from which such profit has been calculated	N/A
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ N/A

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	NOT APPLICABLE
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ N/A
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$ N/A

Reports for industry and geographical segments

Refer attached

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	4 April 2001
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	15 March 2001
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 34% tax (36% previous year)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	14.0¢	7.0¢	-¢
15.7	Previous year	19.0¢	3.8¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000
15.10	+Ordinary securities	87.4	119.9
15.11	Preference +securities	-	-
15.12	**Total**	**87.4**	**119.9**

The +dividend or distribution plans shown below are in operation.

NOT APPLICABLE

The last date(s) for receipt of election notices for the +dividend or distribution plans

NOT APPLICABLE

Any other disclosures in relation to dividends (distributions)

NOT APPLICABLE

Details of aggregate share of profits (losses) of associates

	Entity's share of associates'	Current period $A'000	Previous corresponding period - $A'000
16.1	Operating profit (loss) before income tax	34.0	36.4
16.2	Income tax expense	(11.6)	(13.4)
16.3	Operating profit (loss) after income tax	22.4	23.0
16.4	Abnormal items net of tax	-	7.5
16.5	Extraordinary items net of tax	-	-
16.6	Net profit (loss)	22.4	30.5
16.7	Outside equity interests	-	-
16.8	Net profit (loss) attributable to members	22.4	30.5

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
17.1 **Equity accounted associates**	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
Bericap Inc	50	50	(0.1)	0.4
Kimberly-Clark Australia Pty Ltd	50	50	22.5	24.9
Spicers Paper Ltd (Disposed 31/3/2000)	-	42	-	5.2
17.2 Total			22.4	30.5
17.3 **Other material interests**	NIL	NIL	NIL	NIL
17.4 Total	-			

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	625,227,329 1,704,000 3,548,000	625,227,329 1,704,000 3,548,000	100 100 100	100 1 5
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 2,225,224 1,320,385	 2,225,224 1,320,385	 100 100	 100 100
18.5 (i)	**+Convertible debt securities** *(description and conversion factor)* 6.5% undated notes redeemable at the company's option after 31 October 2003 and convertible into 1.27 ordinary shares at any time between 1 July 1995 and 31 October 2003	14,534,272	14,534,272	935	935
18.6 (i)	Changes during current period (a) Increases through issues (b) Decreases through securities converted	 NIL NIL	 NIL NIL	 N/A N/A	 N/A N/A

		Number Issued	Number Quoted	Par Value USD (cents)	Paid-Up Value USD (cents)
18.5 (ii)	**Convertible Debt Securities** *(description and conversion factor)* 7.25% undated notes redeemable at the company's option after 19 November 2006 and convertible into American Depository Shares, representing four ordinary shares at any time between 19 November 1996 and 19 November 2006, at the rate of between 2.347 to 2.664 for each US$50 principal amount of notes converted, depending on the market price at the date of conversion	4,599,997	4,599,997	5,000	5,000
18.6 (ii)	Changes during current period (a) Increases through issues	NIL	NIL	N/A	N/A
	(b) Decreases through securities converted	3	3	5,000	5,000

		Number Issued	Number Quoted	Exercise Price AUD (cents)	Expiry Date
18.7	**Options** *(description and conversion factor)* Five year options over ordinary shares at a cost of $0.01 per option	50,000	NIL	830	15/01/2001
		25,000	NIL	702	11/02/2002
		350,000	NIL	468	23/09/2003
		375,250	NIL	464	24/09/2003
		1,550,000	NIL	647	16/09/2004
		300,000	NIL	543	08/11/2004
		300,000	NIL	510	31/07/2005
		1,104,000	NIL	516	14/09/2005
		3,000,000	NIL	567	01/10/2005
		1,413,000	NIL	510	01/10/2005
18.8	Issued during current period	300,000	NIL	510	31/07/2005
		1,104,000	NIL	516	14/09/2005
		3,000,000	NIL	567	01/10/2005
		1,413,000	NIL	510	01/10/2005
18.9	Exercised during current period	23,700	NIL	464	24/09/2003
18.10	Cancelled during current period	50,000	NIL	865	23/11/2000
		700,000	NIL	538	24/03/2003
		7,900	NIL	464	24/09/2003
		25,000	NIL	647	16/09/2004
		800,000	NIL	647	24/10/2009
18.11	**Debentures** *(totals only)*	NIL	NIL		
18.12	**Unsecured notes** *(totals only)*	NIL	NIL		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last *annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached news release

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached news release

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of the franking account as at 31 December 2000 is $11.6 million after taking into account the payment of income tax payable at that date, the payment of the dividend provided for at that date and any franking credits included therein which may not be distributable in the following year

There are prospects of being able to partially frank dividends for the following year.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not Applicable
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not Applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable
Date	Not Applicable
Time	Not Applicable
Approximate date the *annual report will be available	Not Applicable

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used	Not Applicable

2 This report, and the *accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 14/02/01
(~~Director~~/Company secretary)

Print name: Bert Guy..